

Mail Stop 3561

June 10, 2010

Via Fax & U.S. Mail

Mr. Louis Vucci, Jr., Chief Executive Officer
Diamond Ranch Foods, Ltd.
355 Food Center Drive, B-1
Bronx, New York 10474

> **Re:** **Diamond Ranch Foods, Ltd.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 6, 2009**
> **File No. 000-51206**

Dear Mr. Vucci:

We have reviewed your response letter dated June 2, 2010 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009

Financial Statements, page F-1
Notes to Financial Statements, page F-9
Note 12. Preferred Stock, page F-14

1. We note your response to prior comment 1 but are unclear as to the nature and amounts recorded in 2008 as your response and the disclosures in Note 3 to amendment 2 to the Form 10-K indicate preferred stock valued at $528,400 was given in exchange for the common stock of SSTP valued at $600,000. Please provide us with the original journal entry used to record the exchange transaction in which the shares of SSTP were received. Furthermore, please explain why the loss on sale disclosed in Note 3 of $71,600 does not agree to the loss of $369,880 reflected in adjustment (b) on page F-16. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief